EXHIBIT 4.2

AMENDMENT NO. 2 TO

PREFERRED STOCK RIGHTS AGREEMENT

This Amendment No. 2 (the “Amendment”), dated effective as of December 10, 2007, to the Preferred Stock Rights Agreement, dated as of June 27, 2002, as amended on March 16, 2003 (as so amended, the “Rights Agreement”), by and between Genesis Microchip Inc., a Delaware corporation (the “Company”), and Mellon Investor Services LLC (the “Rights Agent”), is being executed at the direction of the Company.

WHEREAS, the Company, STMicroelectronics N.V., a limited liability company organized under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands (“ST”), and Sophia Acquisition Corp., a Delaware corporation and wholly owned subsidiary of ST (“Merger Sub”), have determined that it is in the best interests of their respective shareholders for ST to acquire the Company;

WHEREAS, in furtherance of such acquisition, the Company, ST and Merger Sub intend to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, (i) Merger Sub shall commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock of the Company and (ii) following the consummation of the Offer, Merger Sub will be merged with and into the Company with the Company as the surviving corporation, and the Company will become a wholly owned subsidiary of ST (the "Merger");

WHEREAS, on December 10, 2007, the Board of Directors of the Company resolved to amend the Rights Agreement to render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, effective upon the execution of the Merger Agreement by the parties thereto;

WHEREAS, Section 27 of the Rights Agreement provides that subject to the penultimate sentence thereof, prior to the occurrence of a Distribution Date (as defined in the Rights Agreement), the Company may supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights (as defined in the Rights Agreement) and the Rights Agent shall, if the Company so directs, execute such supplement or amendment; and

WHEREAS, no Distribution Date has occurred and no person has been an Acquiring Person (as defined in the Rights Agreement).

NOW, THEREFORE, in consideration of the foregoing and the agreements, provisions and covenants herein contained, the parties agree as follows, such agreement to become effective immediately upon, and concurrent with, the execution of the Merger Agreement by the parties thereto:

1. Section 1(q) of the Rights Agreement is hereby amended to read in its entirety as follows:

“Expiration Date” shall mean the earliest to occur of: (i) the Close of Business on the Final Expiration Date, (ii) the Redemption Date, (iii) the time at which the Board of Directors orders the exchange of the Rights as provided in Section 24 hereof, or (iv) upon the Effective Time, as such term is defined in that certain Agreement and Plan of Merger, dated as of December 10, 2007 (the “Merger Agreement”), by and among the Company, ST Microelectronics N.V., a limited liability company organized under the Laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands (“ST”), and Sophia Acquisition Corp., a Delaware corporation and wholly owned subsidiary of ST (“Merger Sub”). The Company shall provide the Rights Agent with prompt written notice of the occurrence of the Effective Time (as defined in the Merger Agreement).”

2. Section 1 of the Rights Agreement is hereby amended by adding the following new paragraph at the end of Section 1(a):

“Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, neither ST, Merger Sub nor any of their Affiliates or Associates shall be deemed an Acquiring Person and none of the Distribution Date, Shares Acquisition Date, “flip-in” even described in Section 11 hereof, Section 13 Event or Triggering Event shall be deemed to occur, in each such case, by the approval, execution, delivery or performance of the Merger Agreement, the making of the Offer (as defined in the Merger Agreement), the acceptance of Common Shares for payment in exchange therefor by Merger Sub pursuant to the Offer, the acquisition of Common Shares pursuant to the terms of the Merger Agreement, the consummation of the Merger (as defined in the Merger Agreement) or the consummation of the other transactions contemplated by the Merger Agreement. No such event shall result in the Rights becoming evidenced by, and transferable pursuant to, certificates separate from the certificates representing the Common Shares, or becoming exercisable. In addition, no such event shall entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of Rights, including giving the holders of the Rights the right to acquire securities of any party to the Merger Agreement.”

3. The Rights Agreement shall not otherwise be supplemented or amended by virtue of this Amendment, but shall remain in full force and effect. All defined terms and definitions in the Rights Agreement shall be the same in the Amendment except as specifically revised by the Amendment. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same amendment and each of which shall be deemed an original.

4. The Rights Agent shall not be subject to, nor required to interpret or comply with, nor determine if any person has complied with, the Merger Agreement, even though references thereto may be made in this Amendment and the Rights Agreement.

5. By its execution and delivery hereof, the Company directs the Rights Agent to execute this Amendment.

6. This Amendment No. 2 shall be deemed a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; except that all provisions regarding the rights, duties, obligations and immunities of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

GENESIS MICROCHIP INC.	MELLON INVESTOR SERVICES LLC, as Rights Agent

/s/ Elias Antoun	/s/ Sharon Magidson
By: Elias Antoun	By: Sharon Magidson
Title: President & Chief Financial Officer	Title: Assistant Vice President